SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER CUSIP NUMBER	0-50235
|  |   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |X|   Form 10-Q    |  |   Form NSAR

For the period ended: March 31, 2003

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Performance Capital Management, LLC 222 South Harbor Blvd., Suite 400 Anaheim, California 92805

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The preparation of the Company's financial statements by management and the review of the financial statements by its independent accountants has taken longer than anticipated and cannot be completed by the required filing date of May 15, 2003 without unreasonable effort and expense. The Company anticipates filing the quarterly report within the five calendar day extension period.
Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

William Constantino	714	502-3780

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company began operating on February 4, 2002 as a successor entity to six other entities emerging from bankruptcy. The Company anticipates that its net revenues will be approximately $1.4 million for the three months ended March 31, 2003, as compared to approximately $371,000 for the period from February 4, 2002 (inception) to March 31, 2002, an approximately $1.0 million increase. The Company also anticipates that its operating costs and expenses will increase to approximately $1.7 million for the three months ended March 31, 2003, from approximately $1.2 million for the period from February 4, 2002 (inception) to March 31, 2002. Taking into account the shorter time period in 2002, the Company's operating costs and expenses remained about the same. The Company anticipates that it incurred a net loss of approximately $325,000 for the three months ended March 31, 2003, as compared with a net loss of $863,388 for the period from February 4, 2002 (inception) to March 31, 2002.SWIZ12B25_registrant=Performance Capital Management, LLC

Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2003	By:	/s/ David J. Caldwell David J. Caldwell Chief Operations Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).